UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

 ________________________________

ADC Therapeutics SA
(Name of Issuer)
Common Shares, par value CHF 0.08 per share
(Title and Class of Securities)
H0036K147
(CUSIP Number)
Stephen Evans-Freke
Auven Therapeutics Holdings L.P.
171 Main Street
Road Town
Tortola
British Virgin Islands VG1110
(340) 779-6908
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 19, 2020
(Date of Event Which Requires Filing of Statement)

  ________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON A.T. Holdings II Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,593,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,593,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,593,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 70,729,708 common shares of ADC Therapeutics SA (the “Issuer”) outstanding as of May 19, 2020, following the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2020, inclusive of the full exercise by the underwriters of the initial public offering of their option to purchase additional common shares.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON C.T. Phinco Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 23,593,730
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,593,730
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,593,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 70,729,708 common shares of the Issuer outstanding as of May 19, 2020, following the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on May 18, 2020, inclusive of the full exercise by the underwriters of the initial public offering of their option to purchase additional common shares.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON ADC Products Switzerland Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,320,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,320,682
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,320,682
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 70,729,708 common shares of the Issuer outstanding as of May 19, 2020, following the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on May 18, 2020, inclusive of the full exercise by the underwriters of the initial public offering of their option to purchase additional common shares.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,593,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,593,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,593,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 70,729,708 common shares of the Issuer outstanding as of May 19, 2020, following the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on May 18, 2020, inclusive of the full exercise by the underwriters of the initial public offering of their option to purchase additional common shares.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics General L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,593,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,593,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,593,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 70,729,708 common shares of the Issuer outstanding as of May 19, 2020, following the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on May 18, 2020, inclusive of the full exercise by the underwriters of the initial public offering of their option to purchase additional common shares.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,593,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,593,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,593,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% (1)
14	TYPE OF REPORTING PERSON CO

(1)
Based on 70,729,708 common shares of the Issuer outstanding as of May 19, 2020, following the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on May 18, 2020, inclusive of the full exercise by the underwriters of the initial public offering of their option to purchase additional common shares.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Stephen Evans-Freke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,593,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,593,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,593,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on 70,729,708 common shares of the Issuer outstanding as of May 19, 2020, following the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on May 18, 2020, inclusive of the full exercise by the underwriters of the initial public offering of their option to purchase additional common shares.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Peter B. Corr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,593,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,593,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,593,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on 70,729,708 common shares of the Issuer outstanding as of May 19, 2020, following the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on May 18, 2020, inclusive of the full exercise by the underwriters of the initial public offering of their option to purchase additional common shares.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER
The class of equity security to which this statement on Schedule 13D relates is the common shares, par value CHF 0.08 per share (the “Common Shares”) of ADC Therapeutics SA (the “Issuer”), a Swiss corporation. The address of the principal executive offices of the Issuer is Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND
(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:
1.  A.T. Holdings II Sàrl (“A.T. Holdings II”)
2.  C.T. Phinco Sàrl (“C.T. Phinco”)
3.  ADC Products Switzerland Sàrl (“ADC Products”)
4.  Auven Therapeutics Holdings L.P. (“Auven Therapeutics”)
5.  Auven Therapeutics General L.P. (“Auven Therapeutics General”)
6.  Auven Therapeutics GP Ltd. (“Auven Therapeutics GP”)
7. Stephen Evans-Freke
8. Peter B. Corr

The officers and directors of Auven Therapeutics GP are:

Stephen Evans-Freke – Director
Peter B. Corr – Director
(b) The business address or address of the principal office, as applicable, of the Reporting Persons is:
A.T. Holdings II
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
C.T. Phinco
6 Rue Eugene Ruppert
L-2453 Luxembourg, Luxembourg
ADC Products
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
Auven Therapeutics
171 Main Street
Road Town
Tortola
British Virgin Islands VG1110

Auven Therapeutics General
171 Main Street
Road Town
Tortola
British Virgin Islands VG1110
Auven Therapeutics GP
171 Main Street
Road Town
Tortola
British Virgin Islands VG1110
Stephen Evans-Freke
6501 Redhook Plaza, Suite 201
St. Thomas
U.S. Virgin Islands 00802
Peter B. Corr
6501 Redhook Plaza, Suite 201
St. Thomas
U.S. Virgin Islands 00802
(c) Each of the Reporting Persons is engaged in the business of investing. The principal business of A.T. Holdings II is holding investment rights and holding a 73.77% interest in ADC Products.  The principal business of C.T. Phinco is serving as an intermediary holding company and the sole member of A.T. Holdings II.  The principal business of ADC Products is holding investment rights.  The principal business of Auven Therapeutics is operating as a private equity fund and serving as the sole member of C.T. Phinco.  The principal business of Auven Therapeutics General is serving as the general partner of Auven Therapeutics.  The principal business of Auven Therapeutics GP is serving as the general partner of Auven Therapeutics General.  The principal business of Stephen Evans-Freke is serving as a Director and 50% control person of Auven Therapeutics GP and Principal of Auven Therapeutics.  The principal business of Peter B. Corr is serving as a Director and a 50% control person of Auven Therapeutics GP and Principal of Auven Therapeutics.
(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship with respect to a natural person or jurisdiction of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:
1. A.T. Holdings II – Switzerland
2. C.T. Phinco – Luxembourg
3. ADC Products – Switzerland
4. Auven Therapeutics – British Virgin Islands
5. Auven Therapeutics General – British Virgin Islands
6. Auven Therapeutics GP – British Virgin Islands
7. Stephen Evans-Freke – Ireland
8. Peter B. Corr – USA

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
A.T. Holdings II received 1,900,000 Common Shares pursuant to the conversion on a one-for-one basis of Class A common shares of the Issuer effected immediately prior to the completion of the Issuer’s initial public offering.  In addition, A.T. Holdings II received an aggregate of 15,100,000 Common Shares pursuant to the conversion on a one-for-one basis of various classes of preferred shares of the Issuer effected immediately prior to the completion of the Issuer’s initial public offering. A.T. Holdings II also received 874,923 Common Shares from the Issuer as consideration for agreeing to convert the Class E preferred shares of the Issuer held by A.T. Holdings II immediately prior to the Issuer’s initial public offering.  Further, A.T. Holdings II purchased 395,000 Common Shares in the Issuer’s initial public offering that closed on May 19, 2020, at a purchase price of $19 per share. A.T. Holdings II used partial proceeds from the Credit and Security Agreement (the “Credit and Security Agreement”), dated as of April 27, 2020, by and among A.T. Holdings II, as Borrower, and Oaktree Fund Administration, LLC, as Agent, and the lenders from time to time party thereto, to purchase the 395,000 Common Shares purchased in the Issuer’s initial public offering.
A.T. Holdings II also beneficially owns 3,125 Common Shares held by a nominee, which were received by the nominee pursuant to the conversion on a one-for-one basis of Class A common shares of the Issuer and the conversion on a one-for-one basis of Class C preferred shares of the Issuer effected immediately prior to the completion of the Issuer’s initial public offering.

ADC Products received 3,425,000 Common Shares pursuant to the conversion on a one-for-one basis of Class A common shares of the Issuer effected immediately prior to the completion of the Issuer’s initial public offering.  In addition, ADC Products received an aggregate of 1,602,295 Common Shares pursuant to the conversion on a one-for-one basis of various classes of preferred shares of the Issuer effected immediately prior to the completion of the Issuer’s initial public offering. ADC Products also received 293,387 Common Shares from the Issuer as consideration for agreeing to convert the Class E preferred shares of the Issuer held by ADC Products immediately prior to the Issuer’s initial public offering.

ITEM 4.	PURPOSE OF TRANSACTION
The Reporting Persons acquired beneficial ownership of the Common Shares reported herein for investment purposes.  Based on market conditions and other factors, and subject to the consent of the underwriters of the Issuer’s initial public offering pursuant to the terms of the Lock-Up Agreement (as defined in Item 6 below), if applicable, ADC Products may consider selling some or all of the Common Shares beneficially owned by it in the near term and use the proceeds from such sales to pay back loans made by A.T. Holdings II pursuant to the Loan Agreement (as defined in Item 6 below).
Stephen Evans-Freke and Peter B. Corr serve as directors on the Issuer’s Board of Directors (the “Board”).
The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to the terms of the Lock-Up Agreement (as defined in Item 6 below), the Reporting Persons may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. The Reporting Persons may engage in communications with one or more officers, members of the Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Set forth below is the aggregate number of Common Shares of the Issuer directly held (or held through a nominee), as of the date hereof, by the Reporting Persons.

Holder	Total Number of Common Shares
A.T. Holdings II	18,273,048 Common Shares, including 3,125 Common Shares (held by a nominee) over which A.T. Holdings II has voting and investment power

ADC Products	5,320,682 Common Shares

C.T. Phinco may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the Sole Member of A.T. Holdings II.  Auven Therapeutics may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the Sole Member of C.T. Phinco.  Auven Therapeutics General may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics.  Auven Therapeutics GP may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics General.  Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics.
A.T. Holdings II may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the 73.77% control person of ADC Products.  C.T. Phinco may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the Sole Member of A.T. Holdings II.  Auven Therapeutics may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the Sole Member of C.T. Phinco.  Auven Therapeutics General may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the general partner of Auven Therapeutics.  Auven Therapeutics GP may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the general partner of Auven Therapeutics General.  Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics.

(c) The disclosure in Items 3 and 4 is incorporated herein by reference. Except as disclosed herein, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The disclosure in Items 3 and 4 is incorporated herein by reference.
Pursuant to the Credit and Security Agreement, A.T. Holdings II has pledged to the lenders party thereto all of the Common Shares beneficially owned by it or afterward acquired by it to secure the lending by such lenders to A.T. Holdings pursuant to the Credit and Security Agreement.
Pursuant to the Second Amendment Agreement, dated April 27, 2020, to the Loan Agreement, dated September 15, 2017, between ADC Products, as Borrower, and A.T. Holdings II, as Lender (the “Loan Agreement”), ADC Products has pledged to A.T. Holdings II all of the Common Shares beneficially owned by it or afterward acquired by it to secure the lending by A.T. Holdings II to ADC Products pursuant to the Loan Agreement.
A.T. Holdings II and ADC Products on May 12, 2020, entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Morgan Stanley & Co. LLC and BofA Securities, Inc., underwriters of the Issuer’s initial public offering, pursuant to which A.T. Holdings II and ADC Products agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of, directly or indirectly, any Common Shares beneficially owned by them or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares for a period from May 12, 2020, until 180 days after May 12, 2020 (the “Restricted Period”), without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters. The foregoing restrictions on transactions in Common Shares do not apply to transactions relating to Common Shares acquired in the Issuer’s initial public offering or in open market transactions after the completion of the initial public offering.  A.T. Holdings II and ADC Products also agreed that without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc., they will not transfer, distribute or dispose of any Common Shares or securities convertible into Common Shares (other than those Common Shares or securities convertible into Common Shares for which such entity holds as nominee on behalf of equity incentive plan participants) to their partners, members, stockholders, beneficiaries or other equity holders, other than transfers, distributions or dispositions of any Common Shares to any investment fund that is controlled or managed in the same or substantially similar manner as Auven Therapeutics, and that they will not sell any Common Shares or securities convertible into Common Shares (other than those Common Shares or securities convertible into Common Shares for which such entity holds as nominee on behalf of equity incentive plan participants) prior to June 30, 2022 without the prior approval of Morgan Stanley & Co. LLC and BofA Securities, Inc., such approval not to be unreasonably withheld for any sales following the end of the Restricted Period. Morgan Stanley & Co. LLC and BofA Securities, Inc. may waive the requirements of the Lock-Up Agreement at any time in their sole discretion.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 29, 2020
A.T. HOLDINGS II SÁRL
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director

By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director
C.T. PHINCO SÁRL
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Class A Manager

By:	/s/ Viktor Schuh
Name:	Viktor Schuh
Title:	Class B Manager
ADC PRODUCTS SWITZERLAND SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director
By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director

AUVEN THERAPEUTICS HOLDINGS L.P.
By: By:	Auven Therapeutics General L.P., its general partner Auven Therapeutics GP Ltd., its general partner
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director
AUVEN THERAPEUTICS GENERAL L.P.
By:	Auven Therapeutics GP Ltd., its general partner
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director
AUVEN THERAPEUTICS GP LTD.

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

By:	/s/ Stephen Evans-Freke

By:	/s/ Peter B. Corr

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Common Shares, par value CHF 0.08 per share, of ADC Therapeutics SA. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Dated as of May 29, 2020
A.T. HOLDINGS II SÁRL
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director

By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director
C.T. PHINCO SÁRL
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Class A Manager

By:	/s/ Viktor Schuh
Name:	Viktor Schuh
Title:	Class B Manager
ADC PRODUCTS SWITZERLAND SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director
By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director

AUVEN THERAPEUTICS HOLDINGS L.P.
By: By:	Auven Therapeutics General L.P., its general partner Auven Therapeutics GP Ltd., its general partner
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director
AUVEN THERAPEUTICS GENERAL L.P.
By:	Auven Therapeutics GP Ltd., its general partner
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director
AUVEN THERAPEUTICS GP LTD.

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

By:	/s/ Stephen Evans-Freke

By:	/s/ Peter B. Corr